SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of September, 2010

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS
(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 - Rio de Janeiro, RJ
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Rio de Janeiro – August 13, 2010 – Petrobras announces today its consolidated results expressed in millions of Brazilian Reais, in accordance with International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB). The 2009 information was adjusted for comparative purposes.

Consolidated net income totaled R$8,295 million in the second quarter and R$16,021 million in the first half of 2010

Main Highlights

R$ million
2nd Quarter					1st Half
			2Q10 X				2010
1Q-2010	2010	2009	1Q10		2010	2009	X
			(%)				2009

7,726	8,295	8,160	7	Consolidated Net Income	16,021	14,451	11
2,547	2,587	2,524	2	Total Oil and Natural Gas Production (th. barrel/day)	2,568	2,503	3
15,076	15,927	17,599	6	EBITDA	31,003	31,104	-
332,381	256,675	323,479	(23)	Market Value (Parent Company)	256,675	323,479	(21)

  Net income totaled R$8,295 million in 2Q-2010, 7% up on the previous quarter, when the result was affected by legal contingencies.

  Net income increased by 11% over 1H-2009, chiefly due to higher export prices and the 11% upturn in domestic sales volume.

  First-half investments totaled R$38,101 million, 17% up year-on-year, mostly allocated to oil and natural gas production, the petrochemical sector and refinery improvements.

  Current cash flow is sufficient to maintain projected investments and keep our leverage at an adequate level.

  Monthly oil production of 2,033,000 bbl/day in April 2010, a new Brazilian record.

  In 2Q-2010, the Company announced light crude discoveries in the Caratinga field. The importance of these discoveries lies in their proximity to already productive fields, thereby benefiting from the capacity of existing installations and, consequently, reducing production costs and ensuring rapid start-up.

  Operational start-up in 2Q-2010 of the FPSO Capixaba, in the Cachalote field, a region known as Parque das Baleias, underlining the Company’s operational flexibility, as the production unit had been previously allocated to the Golfinho field and was rapidly adapted to operate in this new region.

 www.petrobras.com.br/ri/english

Contacts: PETRÓLEO BRASILEIRO S. A. – PETROBRAS

 Investor Relations Department I E-mail: petroinvest@petrobras.com.br / acionistas@petrobras.com.br

Av. República do Chile, 65 – 22nd floor - 20031-912 - Rio de Janeiro, RJ I Tel.: 55 (21) 3224-1510 / 9947

This document may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Exchange Act of 1934, as amended (Exchange Act) that merely reflect the expectations of the Company’s management. Such terms as “anticipate”, “believe”, “expect”, “forecast”, “intend”, “plan”, “project”, “seek”, “should”, along with similar or analogous expressions, are used to identify such forward-looking statements. These predictions evidently involve risks and uncertainties, whether foreseen or not by the Company. Therefore, the future results of operations may differ from current expectations, and readers must not base their expectations exclusively on the information presented herein.

Dear shareholders and investors,

We are passing through an exceptional time in our history. In the first six months of 2010, we invested a record amount of R$38.1 billion, 17% more than the same period last year. Spending was allocated to increasing oil and gas production capacity, modernizing and expanding the refineries, and reorganizing our interests in the petrochemical sector, particularly in regard to Braskem.

This substantial increase in capital expenditures is a reflection of the number and quality of projects in our investment portfolio, as reflected in the expansion of our strategic business plan. In June, we released the 2010-2014 Business Plan, in which we project investment spending of US$ 224 billion, or approximately US$ 45 billion per year. In the Plan we have maintained our aggressive production targets, which are based on existing reserves and projects already underway or in the planning stage, without taking into account the output that would result from acquiring the rights to produce five billion barrels of oil, as approved by the Congress in June.

The Exploration and Production segment, which commands the largest share of our capital spend, has been strengthened by recent exploration success and new projects. In April, a new exploratory well confirmed Tupi’s light crude potential. In June, the Company announced probable oil reserves in the pre-salt layer in Albacora Leste and new discoveries of light crude in the Brava exploratory area of the Marlim field. On July 14, we began pre-salt production in the Baleia Franca field, in Espírito Santo, less than two years after these reserves were discovered. Initial output was around 13,000 bpd, which should reach the maximum of 20,000 bpd by the end of the year. And in the second half, we will begin the Tupi pilot project, with a capacity of 100,000 bpd.

Despite the E&P segment’s evident importance and potential, I must emphasize that our investments are diversified and aimed at integrating our various operations. Petrobras is an energy company primarily focused on the oil and gas production chain, whose segments are integrated in order to optimize efficiencies and returns in the Brazilian market.

This is why we have increased our investments in the Refining, Transportation & Marketing segment, especially refining. Following a lengthy period when our expenditures on these assets were limited to maintenance, we accelerated our investments, not only to increase refining capacity, but also to bring production in line with demand, improve product quality and process the country’s heavy crude. Brazil’s burgeoning oil output, together with economic growth, has made it imperative to build new capacity to process our heavy crude oil for the domestic market. In addition we must continue to adapt our existing refineries meet the increasing demand for middle distillates and reduced sulfur.

Events in the Gulf of Mexico remind everyone of the importance of a total focus on health, safety and the environment (HSE). In 2009 alone we invested R$ 4.5 billion in HSE. Since 2000, when we implemented one of the most comprehensive HSE programs in the world, we have developed around 4,000 projects for improving operational safety and protecting the environment both in Brazil and abroad. Between 2000 and 2009, we reduced our average annual incidence of spills by 96% and trained 400 workers who are entirely dedicated to responding to any type of accident, seven days a week, 24 hours a day. We also acquired a large amount of specialized equipment to cope with spills and other accidents. We currently have a fleet of 30 OSRVs (oil spill response vessels) and more than 300 km of spill boom. We have created and nurtured a culture that places safety and the environment as the leading concern.

Our financial results for the first half of 2010 are entirely compatible with higher investments and increased profitability, without neglecting social and environmental responsibility. With our dominant position in the Brazilian market, together with our pricing policy that stabilizes prices in the short term while following international prices over the long term, we generated operating cash flow of R$31 billion in the first half of 2010. This is slightly above last year’s cash flow for the same period, reflecting the stability created by our policy.

Our future is certainly challenging, but one that is full of opportunities for all our shareholders.

Main Items and Consolidated Economic Indicators

R$ million
2nd Quarter					1st Half
			2Q10 X				2010 X
1Q-2010	2010	2009	1Q10		2010	2009	2009
			(%)				(%)

63,324	66,884	55,921	6	Gross Operating Revenues	130,208	109,557	19
50,412	53,631	44,611	6	Net Operating Revenues	104,043	87,241	19
19,310	19,387	20,094	-	Gross Profit	38,697	36,909	5
11,617	12,303	14,095	6	Operating Profit [1]	23,920	24,442	(2)
(701)	(630)	(1,378)	(10)	Financial Result	(1,331)	(1,719)	(23)
7,726	8,295	8,160	7	Net Income	16,021	14,451	11
0.88	0.95	0.93	8	Net Income per Share	1.83	1.65	11

				Business Area - Net Results
7,312	7,649	5,535	5	. Exploration & Production	14,961	8,036	86
1,116	(108)	5,540	(110)	. Supply	1,008	10,179	(90)
323	349	342	8	. Gas and Power	672	200	236
362	268	308	(26)	. Distribution	630	535	18
447	533	91	19	. International	980	(247)	(497)
(1,262)	(957)	(2,528)	(24)	. Corporate	(2,219)	(3,657)	(39)

17,753	20,348	18,120	15	Consolidated Investments	38,101	32,500	17

38	36	45	7	Gross Margin (%)	37	42	(5)
23	23	32	9	Operating Margin (%)	23	28	(5)
15	15	18	3	Net Margin (%)	15	17	(2)
15,076	15,927	17,599	6	EBITDA – R$ million [2]	31,003	31,104	-

76.24	78.30	58.79	3	Brent (US$/bbl)	77.27	51.60	50
1.80	1.79	2.07	(1)	US Dollar Average Price - Sale (R$)	1.80	2.19	(18)
1.78	1.80	1.95	1	US Dollar Last Price - Sale (R$)	1.80	1.95	(8)

				Price Indicators
157.65	158.72	160.79	1	Average Oil Products Realization Prices (R$/bbl)	158.20	162.15	(2)
				Average sale price - Brazil
72.92	73.79	48.68	1	. Oil (US$/bbl)	73.35	40.74	80
14.39	19.73	23.85	37	. Natural Gas(US$/bbl)	17.26	27.48	(37)
				Average sale price - International
62.02	66.20	48.92	7	. Oil (US$/bbl)	64.24	44.34	45
14.81	14.82	11.23	-	. Natural Gas(US$/bbl)	14.82	11.98	24

1 Operating income before financial result, equity balance and taxes
2 Operating income before financial result, equity balance and depreciation/amortization

2Q-2010 x 1Q-2010.

• Net Income3

In 2Q-2010, net income totaled R$8,295 million, 7% up on the quarter before, due to the increase in gas and oil product sales volume, which moved up by 14% and 3%, respectively, and the higher sales price, thanks to the slight upturn in international oil prices. These effects, however, were almost completely offset by the higher expenses with government take, also caused by the international price upturn, and growing demand for diesel, a high value added oil product whose import volume moved up.

Operating expenses fell by 8% in the 2Q-2010. It happened due to higher expenses in 1Q-2010 from provisions for impairment (R$194 million), the write-off of dry or economically unviable wells (R$358 million), and provisions for contingencies (R$848 million). These factors were partially offset by certain expenses, including impairment provisions (R$84 million), besides the additional legal contingency provision of R$ 217 million.

The financial result remained flat over the previous three months, considering the lower Real depreciation during the 2Q-10 and the increase in the financings, aliened with the better hedge operations.

• EBITDA

Second-quarter EBITDA came to R$15,927 million, 6% more than in 1Q-2010, chiefly due to the booking of legal contingencies in the latter quarter.

• Net debt/EBITDA ratio4

The net debt of the Petrobras System increased by 16% over March 31, 2010 and by 31% over December 31, 2009, due to funding operations to finance the intensive investment program. The level of indebtedness, measured by the net debt/EBITDA ratio, increased from 1.35 on March 31, 2010, to 1.52 on June 30, 2010.

 3 For further details, see Appendix 2
 4 For further details, see page 16

• Net Income5

Net income totaled R$16,021 million in the first half, 11% up year-on-year, reflecting the 3% upturn in total oil and gas production, higher export prices, and the recovery of domestic sales volume, which climbed by 11%. These effects more than offset the reduction in domestic diesel and gasoline prices and the upturn in costs with government take and imports, which were also affected by the higher oil prices.

Operating expenses climbed by 19%. In addition, the Company constituted provisions for contingencies related to the IPI credit-premium assignment (R$459 million), the tax foreclosure suit related to P-36 ICMS-RJ (state VAT) (R$449 million) and ICMS tax debits (R$110 million).

The financial result improved by R$388 million, given the FX gain on assets abroad combined with better commercial hedge operations, partially offset by the increase financial costs due to the raise in debt level.

Minority interests generated a positive impact of R$2,802 million, thanks to the effect of the exchange variation on SPE debt, most of which is dollar-denominated, and the exercise of stock options in certain structured projects, as well as the revision of future receivable flows related to financial leasing operations, both at the end of 2009.

• EBITDA

EBITDA came to R$31,003 million, very close to the 1H-2009 figure, due to increased production, higher average export prices and international sales, in addition to higher domestic sales volume. These effects were partially offset by the upturn in unit costs, due to the increased government take and the higher share of imported oil products, and lower domestic sales prices, caused by the reduction in the price of diesel (15%) and gasoline (5%) in June 2009, in addition to higher operating expenses.

5 For further details, see Appendix 3

RESULTS BY BUSINESS AREA

Petrobras operates in an integrated manner, with the greater part of oil and gas production in the exploration and production area being transferred to other Company areas.

When reporting results per business area, transactions with third parties and transfers between business areas are valued in accordance with the internal transfer prices established between the various areas and assessment methodologies based on market parameters.

EXPLORATION AND PRODUCTION (E&P)

2nd Quarter					1st Half
			2Q10 X				2010 X
1Q-2010	2010	2009	1Q10	Net Income	2010	2009	2009
			(%)				(%)
7,312	7,649	5,535	5		14,961	8,036	86

(2Q-2010 x 1Q-2010): The upturn in net income was due to:

• Higher domestic oil and natural gas sale/transfer prices (1% and 37% in US$/bbl respectively);
• Lower exploration costs (R$349 million), chiefly due to the write-off of dry or economically unviable wells;
• Provisions for contingencies related to the levying of the ICMS/RJ tax on the P-36 platform (R$449 million) in 1Q-2010.

Part of these effects was offset by higher costs with depletion, caused by the connection of new wells and expenses with corrective interventions.

The spread between the average domestic oil sale/transfer price and the average Brent price widened from US$3.32/bbl in 1Q-2010 to US$4.51/bbl in 2Q-2010.

(1H-2010 x 1H-2009): The increase in net income reflected higher domestic oil prices (80% in US$/bbl), in turn due to the international market appreciation of "heavy” versus “light” crudes and the 2% upturn in daily oil and LNG production.

These effects were partially offset by the higher government take and provisions for contingencies related to the levying of the ICMS/RJ tax on the P-36 platform (R$449 million).

The spread between the average domestic oil sale/transfer price and the average Brent price fell from US$10.86/bbl in 1H-2009 to US$3.92/bbl in 1H-2010.

2nd Quarter					1st Half
			2Q10 X				2010 X
1Q-2010	2010	2009	1Q10	Domestic Production (th. barrels/day)	2010	2009	2009
			(%)				(%)

1,985	2,010	1,964	1	Oil and NGL	1,998	1,958	2
317	331	319	4	Natural Gas(6)	324	314	3
2,302	2,341	2,283	2	Total	2,322	2,272	2

(2Q-2010 x 1Q-2010): Increased output from the FPSO – Cidade de Niterói (Marlim Leste), FPSO –Frade (Frade) and FPSO – Cidade de Vitória (Golfinho), the operational startup of FPSO –Capixaba (Cachalote) and the beginning of the extended well test (EWT) in the Tiro field more than offset the decline caused by the scheduled stoppage to the P-43 platform (Barracuda) and the natural decline in the mature fields.

(1H-2010 x 1H-2009): Increased output from P-51 (Marlim Sul), P-53 (Marlim Leste), P-54 (Roncador), P-34 (Jubarte), the EWT in Tiro (SS-11) the EWT in Tupi (FPSO- Cidade de São Vicente), FPSO-Cidade de Niterói (Marlim Leste), FPSO-Frade (Frade), FPSO – Cidade de Vitória (Golfinho) and FPSO –Espírito Santo (Parque das Conchas), more than offset the natural decline in the mature fields.

6 Excludes liquefied gas and includes re-injected gas

2nd Quarter					1st Half
			2Q10 X				2010 X
1Q-2010	2010	2009	1Q10	Lifting Cost - country	2010	2009	2009
			(%)				(%)
				US$/barrel:
9.40	9.79	8.72	4	• • without government participation	9.60	8.27	16
23.73	24.50	19.50	3	• • with government participation	24.12	17.11	41

				R$/barrel:
16.95	17.54	17.58	3	• • without government participation	17.25	17.74	(3)
43.82	43.91	38.86	-	• • with government participation	43.87	36.56	20

Lifting Cost Excluding Government Take – US$/barrel

(2Q-2010 x 1Q-2010): Excluding the exchange variation, the unit lifting cost remained virtually flat.

(1H-2010 x 1H-2009): Excluding the exchange variation, the lifting cost climbed by 2% over the 1H-2009 due to the increased number of interventions in the Albacora Leste, Barracuda, Marlim Sul, Roncador, Marlim, Albacora and Bicudo fields, as well as higher personnel expenses.

Lifting Cost Including Government Take – US$/barrel

(2Q-2010 x 1Q-2010): Excluding the exchange variation, the upturn in the lifting cost was due to the higher tax rate in the Marlim Leste field, in turn caused by increased production from the operational start-up of new wells.

(1H-2010 x 1H-2009): Excluding the exchange variation, the unit lifting cost increased as a result of the higher reference price for local oil and the higher tax rate applied to the Marlim Sul and Marlim Leste fields, due to higher production.

REFINING, TRANSPORTATION & MARKETING

2nd Quarter					1st Half
			2Q10 X				2010 X
1Q-2010	2010	2009	1Q10	Net Income	2010	2009	2009
			(%)				(%)

1,116	(108)	5,540	(110)		1,008	10,179	(90)

(2Q-2010 x 1Q-2010): The quarter-on-quarter reduction in the result was due to the following factors:

• The sale, in 1Q-2010, of inventories formed in a previous period at a lower acquisition cost;

• The higher volume of diesel imports, due to the scheduled stoppage in REPLAN.

These effects were partially offset by higher average domestic and export sales volume and the 1% upturn in domestic market oil product sale prices, reflecting the behavior of those oil products whose prices are pegged to international prices.

(1H-2010 x 1H-2009): The reduction in net income reflected higher oil acquisition/transfer and oil product import costs (Brent, up by 50% in US$/bbl).

These effects were partially offset by the increase in domestic oil product sales volume, chiefly gasoline (19%) and diesel (9%), higher average export prices and the upturn in the domestic price of those oil products whose prices are pegged to international prices, despite the reduction in the price of diesel (15%) and gasoline (5%) in June 2009.

2nd Quarter					1st Half
			2Q10 X				2010 X
1Q-2010	2010	2009	1Q10	Imports and exports (th. barrels/day)	2010	2009	2009
			(%)				(%)

347	330	361	(5)	Crude oil imports	339	393	(14)
274	289	121	5	Oil products imports	281	131	115
621	619	482	-	Import of crude oil and oil products	620	524	18
555	561	512	1	Crude oil exports [7,8]	558	482	16
192	216	237	13	Oil products exports	204	226	(10)
747	777	749	4	Export of crude oil and oil products [8]	762	708	8
126	158	267	25	Net exports (imports) crude oil and oil products	142	184	(23)
6	28	10	367	Other imports	17	7	143
2	-	1	(100)	Other exports [8]	1	1	-

(2Q-2010 x 1Q-2010): The upturn in oil product exports was caused by higher gasoline supply, due to the normalization of ethanol supply following the off-season, and the increase in the ratio of anhydrous ethanol in the gasoline blend to 25%, following its government-decreed reduction to 20% between February and April.

(1H-2010 x 1H-2009): The upturn in oil exports was caused by higher output and increased supply due to lengthier scheduled stoppages in distillation units in 1Q-2010, especially in REPLAN.

The increase in oil product imports reflected growing demand, especially for gasoline, due to the ethanol shortage in 1H-2010, and diesel, thanks to the improved grain harvest in 2010 and the works associated with the Growth Acceleration Program (PAC).

7 Includes oil exports by the Refining, Transportation & Marketing and E&P business areas
8 Includes ongoing exports

2nd Quarter					1st Half
			2Q10 X				2010 X
1Q-2010	2010	2009	1Q10	Output Oil products (th. barrels/day)	2010	2009	2009
			(%)				(%)

1,765	1,807	1,778	2	Output Oil products	1,786	1,774	1
1,942	1,942	1,942	-	Primary Processed Installed Capacity [9]	1,942	1,942	-
90	91	90	1	Use of Installed Capacity	90	90	-
80	81	79	1	Domestic crude as % of total feedstock processed	81	79	2

2nd Quarter					1st Half
			2Q10 X				2010 X
1Q-2010	2010	2009	1Q10	Processed Feedstock – Domestic (Th. barrels/day)	2010	2009	2009
			(%)				(%)

1,738	1,760	1,747	1		1,749	1,753	-

(2Q-2010 x 1Q-2010): Daily processed crude moved up by 1%, basically as a result of the scheduled stoppage to the REVAP refinery’s distillation unit in 1Q-2010.

(1H-2010 x 1H-2009): Daily processed crude remained flat over the first half of 2009.

2nd Quarter					1st Half
			2Q10 X				2010 X
1Q-2010	2010	2009	1Q10	Refining Cost – Domestic	2010	2009	2009
			(%)				(%)

3.64	3.93	3.07	8	Refining Cost (US$/barrel)	3.79	2.83	34

6.52	7.03	6.34	8	Refining Cost (R$/barrel)	6.78	6.11	11

(2Q-2010 x 1Q-2010): Excluding the exchange variation, refinery costs climbed by 7%, due to scheduled stoppages in the water treatment and coking units.

(1H-2010 x 1H-2009): Excluding the exchange variation, these costs increased by 12%, due to higher personnel expenses, the greater concentration of scheduled stoppages, and outsourced maintenance and technical repair services.

9 According to the ownership recognized by the ANP

GAS & POWER

2nd Quarter					1st Half
			2Q10 X				2010 X
1Q-2010	2010	2009	1Q10	Net Income	2010	2009	2009
			(%)				(%)

323	349	342	8		672	200	236

(2Q-2010 x 1Q-2010): The upturn in net income was due to the following factors:

• Higher revenue from power generation;

• Higher sales of natural gas to the thermal generation segment;

• Provisions for impairment losses in 1Q-2010 (R$80 million);

• Reduced operating expenses from thermoelectric plants, reflecting higher output (R$73 million).

These factors were partially offset by higher natural gas import/transfer costs, accompanying the behavior of international prices, and narrower energy commercialization margins, due to the upturn in the average spot market acquisition cost.

(1H-2010 x 1H-2009): The year-on-year improvement was due to the following factors:

• Higher sales of natural gas to the non-thermoelectric segment, accompanying industrial growth;

• Increased fixed revenue from energy auctions (regulated market);

• Higher energy commercialization (free market);

• Increased hydroelectric reservoir levels, reducing the average energy acquisition cost and increasing commercialization margins, chiefly in the first quarter;

• The reduction in natural gas import/transfer costs, accompanying the behavior of international prices.

These factors were partially offset by the reduction in energy export volume and the increase in selling expenses from LNG regasification vessels.

		2nd Quarter				1st Half
			2Q10 X				2010 X
1Q-2010	2010	2009	1Q10	Gas Imports (Th. barrels/day)	2010	2009	2009
			(%)				(%)

152	168	158	10		160	142	13

DISTRIBUTION
2nd Quarter					1st Half
			2Q10 X				2010 X
1Q-2010	2010	2009	1Q10	Net Income	2010	2009	2009
			(%)				(%)

362	268	308	(26)		630	535	18

(2Q-2010 x 1Q-2010): The 4% upturn in sales volume was more than offset by non-recurring expenses from the settlement of ICMS tax debits with the state of Rio de Janeiro (R$110 million) and provisions for doubtful debts (R$25 million), causing a reduction in 2Q-2010 net income.

The Company recorded a 38.0% share of the fuel distribution market in 2Q-2010, versus 39.5% in the previous quarter.

(1H-2010 x 1H-2009): The year-on-year upturn in net income was due to the 9% increase in sales margins and sales volume, despite the increase in SG&A expenses (R$212 million).

These effects were partially offset by the settlement of tax debits with the state of Rio de Janeiro (R$110 million).

Distribution market share was 38.7% in the first half of 2010, against 38.4% in the 1H-2009.

INTERNATIONAL

2nd Quarter					1st Half
			2Q10 X				2010 X
1Q-2010	2010	2009	1Q10	Net Income	2010	2009	2009
			(%)				(%)

447	533	91	19		980	(247)	(497)

(2Q-2010 x 1Q-2010): The increase in net income was chiefly due to higher sales volume in Nigeria;

(1H-2010 x 1H-2009): The reversal of the 1H-2009 loss was due to higher international commodity prices in 1H-2010, increased E&P sales volume and the operational start-up of the Akpo field in Nigeria in March 2009, as well as the 2009 recognition of losses from investments (R$306 million).

		2nd Quarter				1st Half
			2Q10 X				2010 X
1Q-2010	2010	2009	1Q10	Intenational Production (th. barrels/day)	2010	2009	2009
			(%)				(%)

				Consolidated - International Production
142	146	130	3	Oil and NGL	144	122	18
95	92	101	(3)	Natural Gas [10]	94	98	(4)
237	238	231	-	Total	238	220	8
8	8	10	-	Non Consolidated - Internacional Production [11]	8	11	(27)
245	246	241	-	Total International Production	246	231	6

(2Q-2010 x 1Q-2010): Consolidated oil and LNG production moved up due to the start-up of the new wells in the Akpo field, in Nigeria, offset by the decline of the mature fields in Argentina.

In 2Q-2010, consolidated natural gas production fell due to operational problems in Argentina. This effect was partially offset by higher production in Bolivia, fueled by increased Brazilian demand for Bolivian gas.

(1H-2010 x 1H-2009): Consolidated oil and LNG production moved up due to the start-up of the Akpo field, in Nigeria, in March/09, offsetting the reduced interest in the Guando field, in Colombia, for contractual reasons, and the decline in output from mature wells in Argentina.

In 1H-2010, natural gas production fell due to the decline in output from mature wells and operational problems in Argentina.

10 Excludes liquefied gas and includes re-injected gas
11 Non-consolidated companies in Venezuela

2nd Quarter					1st Half
			2Q10 X				2010 X
1Q-2010	2010	2009	1Q10	Lifting Cost - International (US$/barrel)	2010	2009	2009
			(%)				(%)

5.23 [12]	5.60	4.93 [13]	7		5.42	4.68[13]	16

(2Q-2010 x 1Q-2010): Higher number of well interventions and repairs in Argentina.

(1H-2010 x 1H-2009): Higher operating costs, caused by contractual price adjustments in Argentina.

2nd Quarter					1st Half
			2Q10 X				2010 X
1Q-2010	2010	2009	1Q10	Processed feedstock – International (th. barrels/day)	2010	2009	2009
			(%)				(%)

212	194	179	(8)		203	189	7

(2Q-2010 x 1Q-2010): Processed crude output fell due to the scheduled stoppage in Japan.

(1H-2010 x 1H-2009): Improved operational performance in the U.S. refinery, due to the plant’s increasing operational reliability, and wider margins in Argentina. These effects were offset by the scheduled stoppage in Japan.

2nd Quarter					1st Half
			2Q10 X				2010 X
1Q-2010	2010	2009	1Q10	Oil Products – International (th. barrels/day)	2010	2009	2009
			(%)				(%)

225	208	196	(8)	Output Oil products	216	208	4
281	281	281	-	Primary Processed Installed Capacity	281	281	-
73	63	60	(10)	Use of Installed Capacity (%)	68	64	4

2nd Quarter					1st Half
			2Q10 X				2010 X
1Q-2010	2010	2009	1Q10	Refining Cost – International (US$/barrel)	2010	2009	2009
			(%)				(%)

3.32	3.68	5.90[14]	11		3.49	5.27[14]	(34)

(2Q-2010 x 1Q-2010): Refinery costs were impacted by reduced production caused by the scheduled stoppage in the Japanese refinery.

(1H-2010 x 1H-2009): The improved operational reliability of the Pasadena refinery led to a reduction in expenses with maintenance and repairs, increasing the volume of processed crude.

12 Revisions to the lifting cost of the Angola unit
13 Revisions to the lifting cost of the Nigeria unit
14 Revisions to total refinery operating costs in the Japanese refinery

Sales Volume – thousand barrels/day

2nd Quarter					1st Half
			2Q10 X				2010 X
1Q-2010	2010	2009	1Q10		2010	2009	2009
			(%)				(%)
733	802	753	9	Diesel	768	703	9
410	374	331	(9)	Gasoline	392	330	19
104	101	98	(3)	Fuel Oil	102	101	1
149	151	165	1	Nafta	150	158	(5)
203	221	212	9	GLP	212	203	4
84	85	74	1	QAV	84	73	15
168	164	136	(2)	Other[15]	166	123	35
1,851	1,898	1,769	3	Total Oil Products	1,874	1,691	11
81	93	92	15	Alcohol, Nitrogens and other	87	88	(1)
257	292	244	14	Natural Gas	275	234	18
2,189	2,283	2,105	4	Total domestic market	2,236	2,013	11
749	777	750	4	Exports	763	709	8
569	644	466	13	International Sales	607	580	5
1,318	1,421	1,216	8	Total international market	1,370	1,289	6
3,507	3,704	3,321	6	Total	3,606	3,301	9

First-half domestic sales volume moved up by 11% over 1H-2009, chiefly due to sales of the following products:

  Diesel (increase of 9%) – due to the economic recovery, higher grain production and increased investments in infrastructure.

  Gasoline (increase of 19%) – due to increased use of flex-fuel vehicles, as a result of the ethanol shortage at the beginning of 2010, the reduction in the ratio of anhydrous ethanol in the gasoline mix in February 2010, and higher urban consumption.

  Natural gas (increase of 18%) – due to higher consumption by the non-thermal market, fueled by the industrial recovery.

  Jet fuel (increase of 15%) – also influenced by the economic recovery affecting the domestic airline market.

Increased production caused by the operational start-up of several platforms in 1H-2010, combined with scheduled stoppages in the refineries, pushed up oil exports up by 8%.

International sales climbed by 5%, chiefly due to higher output in Nigeria and market opportunities in 2010.

Corporate Overhead (US$ million)

2nd Quarter				1st Half
			2Q10 X			2010 X
1Q-2010	2010	2009	1Q10	2010	2009	2009
			(%)			(%)

651	725	567	11	1,376	1,045	32

(2Q-2010 x 1Q-2010): Excluding the exchange variation, corporate overhead increased by 11% over the previous quarter, due to higher expenses from marketing, advertising, rent, software licenses and sponsorship. Part of the expenses with sponsorship and advertising are recovered by a reduction in income tax payments.

(1H-2010 x 1H-2009): Excluding the exchange variation, corporate overhead climbed by 12%, due to higher personnel, rent, sponsorship and advertising expenses. Part of the expenses with sponsorship and advertising are recovered by a reduction in income tax payments.

15 Especially asphalt sales volume, due to increased consumption by infrastructure works

Consolidated Investments

In compliance with the goals outlined in its strategic plan, Petrobras continues to prioritize investments in the expansion of its oil and natural gas production capacity by investing its own funds and by structuring ventures with strategic partners.

R$ million
	1st Half
	2010	%	2009	%	Δ%
• Own Investments	36,277	95	29,198	90	24
Exploration & Production	15,745	41	14,793	45	6
Supply	13,781	36	6,415	20	115
Gas & Power	2,416	6	2,716	8	-11
International (I)	2,530	7	4,171	13	-39
Distribution	257	1	249	1	3
Corporate 16	1,548	4	854	3	81
• Special Purpose Companies (SPCs) (II)	1,824	5	2,559	8	(29)
• Projects under Negotiation	-	-	743	2	-
Total Investments	38,101	100	32,500	100	17

(1) International	2,530	100	4,171	100	(39)
Exploration & Production	2,320	92	1,825	44	27
Supply	126	5	1,163	28	(89)
Gas & Power	44	2	115	3	(62)
Distribution	28	1	1,054	25	(97)
Other	12	-	14	-	(14)

(2) Projects Developed by SPCs	1,824	100	2,559	100	(29)
Exploration & Production	243	13	442	17	(45)
Supply	237	13	468	18	(49)
Gas & Power	1,344	74	1,649	65	(18)

In line with its strategic objectives, Petrobras acts in consortiums with other companies as a concessionaire of oil and gas exploration, development and production rights. Currently the Company is a member of 101 consortiums, of which it operates 69.

16 Includes investments in biofuels, totaling R$ 851 million in 1H-2010

Consolidated Debt

	R$ million
	06.30.2010	03.31.2010	12.31.2009
Short-term Debt [17]	25,981	20,695	15,556
Long-term Debt [17]	92,430	87,502	85,341
Total	118,411	108,197	100,897
Cash and cash equivalents	24,210	26,951	29,034
Net Debt [18]	94,201	81,246	71,863
Net Debt/(Net Debt + Shareholder's Equity) [17]	34%	32%	30%
Total Net Liabilities [19]	357,820	339,047	321,273
Capital Structure
(third parties net / total liabilities net)	50%	45%	48%

	R$ million
	06.30.2010	03.31.2010	12.31.2009
Short-term Debt	14,422	11,620	8,934
Long-term Debt	51,307	49,131	49,013
Total	65,729	60,751	57,947
Net Debt	52,290	45,618	41,272

17 Includes contractual commitments related to the transfer of benefits, risks and control of goods (R$ 638 million on June 30, 2010, R$704 million on March 31, 2010 and R$739 million on December 31, 2009)

18 Total debt less cash and cash equivalents

19 Total liabilities net of cash and short-term financial investments

Income Statement – Consolidated

R$ million
2nd Quarter				1st Half
1Q-2010	2010	2009		2010	2009

63,324	66,884	55,921	Gross Operating Revenues	130,208	109,557
(12,912)	(13,253)	(11,310)	Sales Deductions	(26,165)	(22,316)
50,412	53,631	44,611	Net Operating Revenues	104,043	87,241
(31,102)	(34,244)	(24,517)	Cost of Goods Sold	(65,346)	(50,332)
19,310	19,387	20,094	Gross profit	38,697	36,909
			Operating Expenses
(2,072)	(2,276)	(1,746)	Sales	(4,348)	(3,612)
(1,829)	(1,897)	(1,826)	General and Administratives	(3,726)	(3,575)
(1,003)	(626)	(718)	Exploratory Cost	(1,629)	(1,652)
(194)	-	-	Losses on recovery of assets	(194)	-
(391)	(415)	(368)	Research & Development	(806)	(705)
(153)	(225)	(176)	Taxes	(378)	(327)
(408)	(380)	(329)	Pension and Health Plan	(788)	(700)
(1,643)	(1,265)	(836)	Other	(2,908)	(1,896)
(7,693)	(7,084)	(5,999)		(14,777)	(12,467)
Operating Income before Financial Result and
11,617	12,303	14,095	Participation in Equity Income	23,920	24,442
			Net Financial Expenses
760	922	900	Income	1,682	1,686
(884)	(815)	(893)	Expenses	(1,700)	(1,544)
(571)	(380)	7	Net Monetary Variation	(950)	(110)
(6)	(357)	(1,392)	Net Exchange Variation	(363)	(1,751)
(701)	(630)	(1,378)		(1,331)	(1,719)
(8,394)	(7,714)	(7,377)		(16,108)	(14,186)
(179)	(231)	379	Participation in Equity Income	(410)	25
10,737	11,442	13,096	Operating Profit	22,179	22,748
(2,940)	(3,105)	(2,452)	Income Tax & Social Contribution	(6,045)	(5,382)
7,797	8,337	10,644	Net Income	16,134	17,366
(71)	(42)	(2,484)	Income attributed to non controllers	(113)	(2,915)
7,726	8,295	8,160	Net Income	16,021	14,451

Balance Sheet – Consolidated
Assets	R$ million
	06.30.2010	12.31.2009
Current Assets	71,980	74,374
Cash and Cash Equivalents	24,210	29,034
Accounts Receivable	15,962	14,062
Inventories	19,680	19,448
Marketable Securities	744	124
Taxes Recoverable	6,865	7,023
Other	4,519	4,683

Non Current Assets	310,050	275,933
Long-term Assets	38,027	34,923
Petroleum & Alcohol Account	818	817
Advances to Suppliers	5,416	5,365
Marketable Securities	4,641	4,639
Deferred Taxes and Social Contribution	18,272	16,231
Prepaid Expenses	1,733	1,432
Accounts Receivable	3,354	3,288
Deposits - Legal Matters	2,385	1,989
Other	1,408	1,162
Investments	8,489	5,660
Fixed Assets	255,024	227,079
Intangible	8,510	8,271
Total Assets	382,030	350,307

Liabilities	R$ million
	06.30.2010	12.31.2009

Current Liabilities	63,321	54,829
Short-term Debt	25,619	15,166
Suppliers	16,340	17,082
Taxes and Social Contribution	8,966	10,590
Salaries, Benefits and Charges	2,557	2,304
Dividends	1,755	2,333
Pension and Health Plan	1,197	1,208
Project Finance	313	212
Other	6,574	5,934
Non Current Liabilities	138,802	128,364
Long-term Debt	92,154	84,992
Deferred Taxes and Social Contribution	22,439	20,458
Health Plan	10,727	10,208
Provision for well abandonment	4,729	4,791
Pension Plan	4,099	3,956
Deferred Income	199	231
Other	4,455	3,728
Shareholders’ Equity	176,974	164,204
Capital Stock	85,108	78,967
Reserves/Net Income	91,866	85,237
Minority Interest	2,933	2,910
Shareholders Equity	179,907	167,114
Total Liabilities	382,030	350,307

Statement of Cash Flow – Consolidated

R$ million
	2nd Quarter			1st Half
1Q-2010	2010	2009		2010	2009
7,726	8,295	8,160	Net Income	16,021	14,451
1,950	4,964	954	(+) Adjustments	6,914	7,066
3,265	3,624	3,504	Depreciation & Amortization	6,889	6,662
1,116	1,265	(1,392)	Charges on Financing and Connected Companies	2,381	(1,227)
71	41	2,484	Minority interest	112	2,915
179	231	(380)	Result of Equity Income	410	(25)
(446)	1,541	(1,408)	Income Tax and deffered contributions	1,095	(868)
(563)	191	(2,141)	Inventory Variation	(372)	(321)
(2,062)	12	(896)	Accounts Receivable Variation	(2,050)	(754)
(837)	69	(444)	Supplier Variation	(768)	(1,444)
600	243	211	Pension and Health Plan Variation	844	476
(1,077)	(2,097)	870	Tax Variation	(3,174)	1,206
632	274	203	Write-off of dry wells	906	765
310	204	(106)	Impairment	514	138
762	(634)	449	Other Adjustments	127	(457)
9,676	13,259	9,114	(=) Cash Generated by Operating Activities	22,935	21,517
(16,013)	(19,638)	(17,750)	(-) Cash used in Investment Activities	(35,651)	(32,176)
(7,286)	(7,700)	(7,628)	Investment in E&P	(14,538)	(14,663)
(4,934)	(9,365)	(3,879)	Investment in Refining and Transportation	(13,978)	(8,069)
(2,294)	(1,399)	(2,753)	Investment in Gas & Power	(3,693)	(4,569)
(90)	(136)	(116)	Investiments in Distribution	(226)	(218)
(1,395)	(899)	(3,074)	Investment in International Segment	(2,294)	(4,024)
(14)	(1,103)	(562)	Other investments [20]	(922)	(633)
(6,337)	(6,379)	(8,636)	(=) Free cash flow	(12,716)	(10,659)
4,188	3,581	(461)	(-) Cash used in Financing Activities	7,770	5,137
4,212	7,292	5,937	Financing	11,505	11,546
(24)	(3,711)	(6,398)	Dividends	(3,735)	(6,409)
66	57	(382)	(+) FX effect in cash and cash equivalents	122	(280)
(2,083)	(2,741)	(9,479)	(=) Cash generated in the period	(4,824)	(5,802)
29,034	26,951	19,776	Cash at the Beginning of Period	29,034	16,099
26,951	24,210	10,297	Cash at the End of Period	24,210	10,297

20 Includes biofuel investments totaling R$ 873 million

Statement of Added Value – Consolidated

	R$ million
	1st Half
	2010	2009
Revenue
Sale of products and services [21]	132,081	111,621
Assets construction	32,407	24,809
	164,488	136,430
Materials acquisitions from third parties
Raw Materials Used	(19,876)	(16,118)
Products for Resale	(19,723)	(10,513)
Energy, Services & Other	(34,350)	(30,449)
Tax	(10,144)	(7,660)
Impairment	(514)	(138)
	(84,607)	(64,878)
Gross Added Value	79,881	71,552

Retentions
Depreciation & Amortization	(6,889)	(6,662)
Net Added Value produced by company	72,992	64,890

Added Value Received
Equity Income Result	(410)	25
Financial Revenue - including monetary and exchange variation	1,682	1,686
Rent and Royalties and other	597	615
	1,869	2,326
Added Value to Distribute	74,861	67,216

Distribution of Added Value

Personnel and administratives
Salaries/Sharing Profit
Salaries	6,182	5,476
Benefits
Advantages	353	376
Health, Retirement and Pension Plan	1,500	1,245
FGTS	355	321
	8,390	7,418
Tax
Federal Government	26,561	21,410
States	12,793	12,020
Municipal	103	101
Foreign states	2,570	2,445
	42,027	35,976
Financial Institutions and Suppliers
Interest, FX Rate and Monetary Variation	5,012	3,670
Rent and freight expenses	3,298	2,787
	8,310	6,457
Shareholders
Interest on Own Capital	3,510	2,632
Minority Interest	112	2,915
Retained Earnings	12,512	11,818
	16,134	17,365
Distributed Added Value	74,861	67,216

21 Net of provisions for doubtful accounts

Consolidated Statement by Business Area - 1H 2010 22, 23

				R$ MILLION
			GAS
	E&P	SUPPLY	AND	DISTRIB.	INTERN.	CORP.	ELIMIN.	TOTAL
			POWER

Net Operating Revenues	46,900	85,525	6,485	30,976	12,150	-	(77,993)	104,043
Intersegments	46,646	27,373	819	655	2,500	-	(77,993)	-
Third Parties	254	58,152	5,666	30,321	9,650	-	-	104,043
Cost of Goods Sold	(21,256)	(80,247)	(4,030)	(28,257)	(9,390)	-	77,834	(65,346)
Gross Profit	25,644	5,278	2,455	2,719	2,760	-	(159)	38,697
Operating Expenses	(3,012)	(3,164)	(1,375)	(1,763)	(1,463)	(4,135)	135	(14,777)
Sales, General & Administrative	(359)	(2,661)	(921)	(1,656)	(809)	(1,760)	92	(8,074)
Taxes	(112)	(49)	(24)	(14)	(75)	(104)	-	(378)
Exploratory Costs	(1,403)	-	-	-	(226)	-	-	(1,629)
Impairment	-	-	(80)	-	(114)	-	-	(194)
Research and Development	(414)	(138)	(56)	(4)	(1)	(193)	-	(806)
Health and Pension Plans	-	-	-	-	-	(788)	-	(788)
Other	(724)	(316)	(294)	(89)	(238)	(1,290)	43	(2,908)
Operating Profit (Loss)	22,632	2,114	1,080	956	1,297	(4,135)	(24)	23,920
Net of Interest Income (Expenses)	-	-	-	-	-	(1,331)	-	(1,331)
Equity Income	-	(343)	(12)	(1)	(12)	(42)	-	(410)
Income (Loss) Before Taxes and Minority
Interests	22,632	1,771	1,068	955	1,285	(5,508)	(24)	22,179
Income Tax & Social Contribution	(7,695)	(719)	(367)	(325)	(213)	3,261	13	(6,045)
Minority Interests	24	(44)	(29)	-	(92)	28	-	(113)
Net Income (Loss)	14,961	1,008	672	630	980	(2,219)	(11)	16,021

Consolidated Statement by Business Area - 1H/2009 22, 23

				R$ MILLION
			GAS
	E&P	SUPPLY	AND	DISTRIB.	INTERN.	CORP.	ELIMIN.	TOTAL
			POWER
Net Operating Revenues	32,759	70,196	6,486	27,592	9,410	-	(59,202)	87,241
Intersegments	32,048	24,156	1,041	798	1,159	-	(59,202)	-
Third Parties	711	46,040	5,445	26,794	8,251	-	-	87,241
Cost of Goods Sold	(18,337)	(52,069)	(5,153)	(25,294)	(7,608)	-	58,129	(50,332)
Gross Profit	14,422	18,127	1,333	2,298	1,802	-	(1,073)	36,909
Operating Expenses	(2,264)	(2,970)	(935)	(1,446)	(1,496)	(3,526)	170	(12,467)
Sales, General & Administrative	(354)	(2,416)	(493)	(1,444)	(891)	(1,683)	94	(7,187)
Taxes	(37)	(48)	(13)	(17)	(84)	(128)	-	(327)
Exploratory Costs	(1,395)	-	-	-	(257)	-	-	(1,652)
Research and Development	(280)	(165)	(15)	(6)	(1)	(238)	-	(705)
Health and Pension Plans	-	-	-	-	-	(700)	-	(700)
Other	(198)	(341)	(414)	21	(263)	(777)	76	(1,896)
Operating Profit (Loss)	12,158	15,157	398	852	306	(3,526)	(903)	24,442
Net of Interest Income (Expenses)	-	-	-	-	-	(1,719)	-	(1,719)
Equity Income	-	328	85	(27)	(364)	3	-	25
Income (Loss) Before Taxes and Minority	12,158	15,485	483	825	(58)	(5,242)	(903)	22,748
Interests
Income Tax & Social Contribution	(4,133)	(5,154)	(135)	(290)	(48)	4,070	308	(5,382)
Minority Interests	11	(152)	(148)	-	(141)	(2,485)	-	(2,915)
Net Income (Loss)	8,036	10,179	200	535	(247)	(3,657)	(595)	14,451

22 Biofuel results are included in the corporate group

23 The segmented information for 2010 and 2009 was prepared considering the changes to the business areas, due to the transfer of management of the Fertilizer business from Refining, Transportation & Marketing to Gas & Power

EBITDA (24) Consolidated Statement by Business Area - 1H 2010 25, 26

				R$ MILLION
			GAS
			&		INTERN.	CORP.	ELIMIN.	TOTAL
	E&P	SUPPLY	POWER	DISTRIB.

Operating Profit	22,632	2,114	1,080	956	1,297	(4,135)	(24)	(23,920)
Depreciation / Amortization	4,125	921	504	177	901	261	-	6,889
Impairment	-	-	80	-	114	-	-	194
EBITDA	26,757	3,035	1,664	1,133	2,312	(3,874)	(24)	(31,003)

Statement of Other Operating Income (Expenses) - 1H 2010 25, 26

				R$ MILLION
			GAS
			&		INTERN.	CORP.	ELIMIN.	TOTAL
	E&P	SUPPLY	POWER	DISTRIB.
Losses and Contingencies related to Lawsuit	(489)	(146)	(9)	(160)	(11)	(548)	-	(1,363)
Institutional relations and cultural projects	(31)	(19)	(10)	(26)	(2)	(433)	-	(521)
Inventory adjustment	-	(38)	-	-	(281)	(2)	-	(321)
Non programmed stoppages in installations and
production equipment	(207)	(13)	(56)	-	-	-	-	(276)
Operational expenses with thermoelectric	-	-	(243)	-	-	-	-	(243)
HSE Expenses	(38)	(33)	(2)	-	-	(100)	-	(173)

Incentive, Donations and Governamental Subvention	75	216	7	-	-	-	-	298
Others	(34)	(283)	19	97	56	(207)	43	(309)
	(724)	(316)	(294)	(89)	(238)	(1,290)	43	(2,908)

Statement of Other Operating Income (Expenses) - 1H 2009 25, 26

				R$ MILLION
			GAS
			&		INTERN.	CORP.	ELIMIN.	TOTAL
	E&P	SUPPLY	POWER	DISTRIB.

Losses and Contingencies related to Lawsuit	(18)	(125)	(25)	(23)	(5)	(29)	-	(225)
Institutional relations and cultural projects	(32)	(12)	(8)	(21)	-	(347)	-	(420)
Inventory adjustment	-	(194)	-	-	(246)	(14)	-	(454)
Non programmed stoppages in installations and
production equipment	(247)	(18)	(49)	-	-	-	-	(314)
Operational expenses with thermoelectric	-	-	(319)	-	-	-	-	(319)
HSE Expenses	(31)	(21)	(2)	-	-	(95)	-	(149)

Incentive, Donations and Governamental Subvention	47	283	12	-	-	-	-	342
Others	83	(254)	(23)	65	(12)	(292)	76	(357)
	(198)	(341)	(414)	21	(263)	(777)	76	(1,896)

 24 Operating income before the financial result and equity income, excluding depreciation/amortization

 25 Biofuel results are included in the corporate group

 26 The segmented information for 2010 and 2009 was prepared considering the changes to the business areas, due to the transfer of management of the Fertilizer business from Refining, Transportation & Marketing to Gas & Power

Consolidated Assets by Business Area - 06.30.2010 27, 28

				R$ MILLION
			GAS
			&		INTERN.	CORP.	ELIMIN.	TOTAL
	E&P	SUPPLY	POWER	DISTRIB.
ASSETS	144,565	101,228	47,292	11,480	31,082	57,123	(10,740)	382,030
CURRENT ASSETS	6,924	27,811	4,292	6,293	5,483	30,380	(9,203)	71,980
CASH AND CASH EQUIVALENTS	-	-	-	-	-	24,210	-	24,210
OTHER	6,924	27,811	4,292	6,293	5,483	6,170	(9,203)	47,770
NON-CURRENT ASSETS	137,641	73,417	43,000	5,187	25,599	26,743	(1,537)	310,050
LONG-TERM ASSETS	7,941	5,262	3,059	911	3,088	19,303	(1,537)	38,027
INVESTIMENTS	1	5,511	273	14	1,760	930	-	8,489
PROPERTY, PLANTS AND EQUIPMENT	127,845	62,379	38,434	3,571	17,306	5,489	-	255,024
INTANGIBLE	1,854	265	1,234	691	3,445	1,021	-	8,510

Consolidated Assets by Business Area - 12.31.2009 27, 28

				R$ MILLION
			GAS
			&		INTERN.	CORP.	ELIMIN.	TOTAL
	E&P	SUPPLY	POWER	DISTRIB.
ASSETS	132,171	87,853	44,939	10,950	28,378	56,555	(10,539)	350,307
CURRENT ASSETS	6,515	27,412	5,076	5,668	5,128	33,989	(9,414)	74,374
CASH AND CASH EQUIVALENTS	-	-	-	-	-	29,034	-	29,034
OTHER	6,515	27,412	5,076	5,668	5,128	4,955	(9,414)	45,340
NON-CURRENT ASSETS	125,656	60,441	39,863	5,282	23,250	22,566	(1,125)	275,933
LONG-TERM ASSETS	7,487	4,387	2,815	1,060	2,776	17,523	(1,125)	34,923
INVESTIMENTS	-	3,330	273	25	1,882	150	-	5,660
PROPERTY, PLANTS AND EQUIPMENT	116,369	52,456	35,666	3,503	15,252	3,833	-	227,079
INTANGIBLE	1,800	268	1,109	694	3,340	1,060	-	8,271

27 Biofuel results are included in the corporate group

28 The segmented information for 2010 and 2009 was prepared considering the changes to the business areas, due to the transfer of management of the Fertilizer business from Refining, Transportation & Marketing to Gas & Power

Consolidated Results by International Business Area - 1H 2010

	R$ MILLION INTERNATIONAL

			GAS
			&		CORP.	ELIMIN.	TOTAL
	E&P	SUPPLY	POWER	DISTRIB.

ASSETS (06.30.2010)	21,923	5,330	3,522	1,271	3,321	(4,285)	31,082

Income Statement
Net Operating Revenues	3,255	6,462	1,078	3,460	-	(2,105)	12,150
Intersegments	2,641	1,786	172	32	-	(2,131)	2,500
Third Parties	614	4,676	906	3,428	-	26	9,650
Operating Profit (Loss)	1,334	(43)	184	58	(221)	(15)	1,297
Net Income (Loss)	1,123	(35)	111	53	(257)	(15)	980

Consolidated Results by International Business Area

	R$ MILLION INTERNATIONAL

			GAS
			&		CORP.	ELIMIN.	TOTAL
	E&P	SUPPLY	POWER	DISTRIB.

ASSETS (12.31.2009)	19,950	5,068	3,470	1,163	3,910	(5,183)	28,378
Income Statement 1H 2009
Net Operating Revenues	2,444	5,526	1,104	2,310	4	(1,978)	9,410
Intersegments	1,569	1,354	164	50	-	(1,978)	1,159
Third Parties	875	4,172	940	2,260	4	-	8,251
Operating Profit (Loss)	492	(99)	175	35	(360)	63	306
Net Income (Loss)	347	(323)	150	28	(512)	63	(247)

Income Statement – Parent Company

R$ million
2nd Quarter				1st Half
1Q-2010	2010	2009		2010	2009

48,247	50,528	43,595	Gross Operating Revenues	98,775	83,578
(11,295)	(11,614)	(9,908)	Sales Deductions	(22,909)	(19,419)
36,952	38,914	33,687	Net Operating Revenues	75,866	64,159
(21,342)	(23,925)	(18,032)	Cost of Products Sold	(45,267)	(35,256)
15,610	14,989	15,655	Gross Profit	30,599	28,903
			Operating Expenses
(1,750)	(2,148)	(1,587)	Sales	(3,898)	(3,291)
(1,225)	(1,280)	(1,251)	General & Administrative	(2,505)	(2,386)
(876)	(527)	(615)	Exploratory Cost	(1,403)	(1,396)
(380)	(384)	(366)	Research & Development	(764)	(698)
(81)	(75)	(92)	Taxes	(156)	(159)
(384)	(355)	(309)	Health and Pension Plans	(739)	(659)
(1,826)	(867)	(691)	Other	(2,693)	(1,941)
(6,522)	(5,636)	(4,911)		(12,158)	(10,530)
			Operating Income before Financial Result and
9,088	9,353	10,744	Participation in Equity Income	18,441	18,373
			Net Financial
912	898	1,835	Income	1,811	3,563
(1,026)	(783)	(1,516)	Expenses	(1,809)	(2,865)
(219)	(157)	521	Net Monetary Variation	(377)	385
448	(9)	(4,552)	Net Exchange Variation	439	(5,099)
115	(51)	(3,712)		64	(4,016)
(6,407)	(5,687)	(8,623)		(12,094)	(14,546)
993	1,408	2,297	Paticipation in Equity Income	2,401	3,638
10,196	10,710	9,329	Operating Income	20,906	17,995
(2,505)	(2,473)	(1,006)	Income Tax / Social Contribution	(4,978)	(3,391)
7,691	8,237	8,323	Net Income	15,928	14,604

Balance Sheet – Parent Company

Assets	R$ million
	06.30.2010	12.31.2009
Current Assets	59,968	54,076
Cash and Cash Equivalents	17,842	16,798
Marketable Securities	2,647	1,718
Accounts Receivable	15,916	12,844
Advances to Suppliers	1,454	1,750
Inventories	15,001	14,437
Dividends Receivable	1,012	780
Taxes Recoverable	4,282	4,049
Other	1,814	1,700
Non-current Assets	284,557	265,976
Long-term Assets	65,822	73,467
Oil & Alcohol Account	818	817
Subsidiaries and affiliated companies	41,285	48,889
Structured Projects	850	2,330
Advances to Suppliers	1,386	1,900
Marketable Securities	4,364	4,180
Taxes & Social Contribution Payable	13,115	11,640
Judicial Deposits	1,981	1,691
Anticipated Expenses	1,083	830
Other	940	1,190
Investments	44,273	39,373
Property, plant and equipment	170,873	149,447
Intangible	3,230	3,216
Deferred	359	473
Total Assets	344,525	320,052

Liabilities	R$ million
	06.30.2010	12.31.2009
Current Liabilities	78,103	79,074
Short-term Debt	9,801	3,123
Risk and assets control	2,886	3,557
Suppliers	33,973	41,519
Taxes & Social Contribution Payable	7,017	8,268
Dividends / Interest on Own Capital	1,755	2,333
Structured Projects	452	351
Health and Pension Plans	1,129	1,123
Clients Anticipation	325	134
Receivable Cash Flow	16,094	14,318
Other	4,671	4,348
Long-term Liabilities	88,837	76,070
Long-term Debt	30,421	26,004
Risk and assets control	16,085	10,904
Subsidiaries and affiliated companies	809	905
Pension plan	3,719	3,612
Health Care Benefits	10,012	9,535
Deferred Taxes & Social Contribution	18,893	16,855
Provision for abandonment	4,431	4,419
Other	4,467	3,836
Shareholders' Equity	177,585	164,908
Capital	85,109	78,967
Capital Reserves	92,476	85,941
Total Liabilities	344,525	320,052

1. Adoption of international financial reporting standards

The Company prepared its opening balance with January 1, 2009 as the transition date for the mandatory exceptions to and certain optional exemptions from the retroactive application of IFRS, in accordance with CPC 37 – Initial Adoption of International Accounting Standards.

A summary of those procedures that resulted in changes to the Company’s financial statements in 2009 is presented in the 1Q-2010 earnings release, available on our investor relations website.

We present below the effects of these adjustments on the consolidated and parent company financial statements:

a) Reconciliation of Net Income

	1H 2009
	Consolidated	Parent
Net income as divulged	13,550	14,050
Capitalized loan costs	1,403	1,403
Deferred taxes	(299)	(280)
Accrual of subsidiary unsecured liabilities		(623)
Others	(203)	54
Net income adjusted to IFRS	14,451	14,604

b) Reconciliation with the Consolidated Results

	Results		Net Income
	06.30.2010	12.31.2010	Jan-Jun 2010	Jan-Jun 2009
Consolidated - IFRS	179,907	167,114	16,134	17,366
Minority Interest	(2,933)	(2,910)	(112)	(2,915)
Net Income	176,974	164,204	16,021	14,451
Deffered expenses not considering fiscal effect	611	704	(93)	153
Controlled adjusted to CPC accounting standards	177,585	164,908	15,928	14,604

2. Analysis of Gross Profit (2Q-2010 x 1Q-2010)

		R$ million
		Change
		2Q-2010 x 1Q-2010
	Gross Profit Analysis - Main Items	Net	Cost of	Gross
		Revenues	Goods Sold	Profit
. Domestic Market:	- volumes sold	1,358	(629)	729
	- domestic prices	137		137
. International Market:	- export volumes	744	(948)	(204)
	- export price	33		33
	. (Increase) decrease in expenses:(i)		(742)	(742)
	. Increase (decrease) in profitability of distribution segment	376	(333)	43
	. Increase (decrease) in profitability of trading operations	437	(488)	(51)
	. Increase (decrease) in international sales	129	(43)	86
	. FX effect on controlled companies abroad	(35)	33	(2)
. Other		41	7	48
		3,220	(3,143)	77

	(i) Expenses Composition:	Value
	- import of oil, oil products and gas	(1,478)
	- salaries, benefits and charges	26
	- domestic Government Take	52
	- non-oil products, including alcohol, biodiesel and other	81
	- materials, services, rents and depreciation	253
	- transportation: maritime and pipelines [29]	324
		(742)

Due to the average inventory period of 60 days, international oil and oil product prices, as well as the impact of the exchange rate on imports and government take are not fully reflected in the cost of goods sold in the actual period, but in the subsequent period.

The chart below shows the estimated impact on COGS:

(*) The effect of sale of inventories formed at lower unit costs in previous periods was higher in 2Q-2010 than in 1Q-2010, despite the less accentuated upturn in international prices. Other factors compounded this effect, including the concentration of operations along the quarters (production, imports, sales), inventory volumes and the evolution of other expenses.

29 Expenses with cabotage, terminals and pipelines

3. Analysis of Gross Profit (1H-2010 x 1H-2009)

			R$ million
			Change
		1H 2010 X 1H 2009
Gross Profit Analysis - Main Items		Net	Cost of	Gross
		Revenues	Goods Sold	Profit
. Domestic Market:	- volumes sold	4,698	(1,668)	3,030
	- domestic prices	(1,705)		(1,705)
. International Market:	- export volumes	640	(262)	378
	- export price	5,139		5,139
. Increase (decrease) in expenses:(ii)			(5,852)	(5,852)
. Increase (decrease) in profitability of distribution segment		3,605	(3,185)	420
. Increase (decrease) in profitability of trading operations		3,435	(3,867)	(432)
. Increase (decrease) in international sales		3,067	(1,803)	1,264
. FX effect on controlled companies abroad		(2,491)	2,071	(420)
. Other		414	(448)	(34)
		16,802	(15,014)	1,788

(ii) Expenses Composition:		Valor
- import of crude oil and oil products and gas		(3,484)
- domestic Government Take		(2,338)
- oil products (domestic purchases)		(214)
- salaries, benefits and charges		(72)
- generation and purchase of energy for commercialization		65
- transportation: maritime and pipelines [30]		88
- nitrogens		103
		(5,852)

30 Expenses with cabotage, terminals and pipelines

4. Consolidated Taxes and Contributions

The economic contribution of Petrobras to the country, measured through the generation of current taxes, duties and social contributions, totaled R$31,785 million.

R$ million
	2nd Quarter					1st Half
			2Q10 X				2009 X
1Q-2010	2010	2009	1Q10		2010	2009	2008
			(%)				(%)
				Economic Contribution - Country
6,117	6,683	6,274	9	Value Added Tax on Sales and Services (ICMS)	12,800	12,032	6
1,519	1,601	1,186	5	CIDE (31)	3,120	2,238	39
3,193	3,254	3,109	2	PASEP/COFINS	6,447	6,137	5
2,750	2,993	1,701	9	Income Tax & Social Contribution	5,743	4,406	30
621	730	832	18	Other	1,351	1,500	(10)
14,200	15,261	13,102	7	Subtotal Country	29,461	26,313	12
1,216	1,108	1,105	(9)	Economic Contribution - Foreign	2,324	2,184	6
15,416	16,369	14,207	6	Total	31,785	28,497	12

5. Government Take

R$ million
	2nd Quarter					1st Half
			2Q10 X				2010 X
1Q-2010	2010	2009	1Q10		2010	2009	2009
			(%)				(%)
				Country
2,333	2,396	1,954	3	Royalties	4,729	3,600	31
2,610	2,598	1,939		Special Participation	5,208	3,217	62
32	29	37	(9)	Surface Rental Fees	61	66	(8)
4,975	5,023	3,930	1	Subtotal Country	9,998	6,883	45
125	121	108	(3)	Foreign	246	204	21
5,100	5,144	4,038	1	Total	10,244	7,087	45

The government take in the country in 2Q-2010 remained stable over the previous quarter, despite the higher tax rate applied to the Marlim Leste field, partially offset by the lower average reference price of local oil, which came to R$123.05 (US$68.75) in 2Q-2010, versus R$124.27 (US$69.00) in the previous quarter, reflecting international oil prices and the exchange variation.

The government take in the country in 1H-2010 increased by 45% over 1H-2009, due to the 31% upturn in the reference price for local oil, which averaged R$123.66 (US$68.88) in 1H-2010, versus R$94.38 (US$43.62) in the same period in 2009, reflecting international oil prices and the higher tax rate in the Marlim Sul and Marlim Leste fields.

31 CIDE – Economic Domain Contribution Charge

6.	Indebtedness (Graphs)

7. Foreign Exchange Exposure

Assets	R$ million
	06.30.2010	12.31.2009

Current Assets	9,446	5,581
Cash and Cash Equivalents	7,309	4,035
Other Current Assets	2,137	1,546

Non-current Assets	19,932	17,876
Amounts invested abroad by
partner companies, in the international segment, in
E&P equipments to be used in Brazil and in
commercial activities.	18,585	16,759
Others Long-term Assets	1,329	1,117

Total Assets	29,378	23,457

Liabilities	R$ million
	06.30.2010	12.31.2009

Current Liabilities	(11,445)	(11,978)
Short-term Financing	(10,163)	(10,303)
Suppliers	(622)	(1,088)
Others Current Liabilities	(660)	(587)

Long-term Liabilities	(23,850)	(15,203)
Long-term Financing	(23,837)	(15,125)
Others Long-term Liabilities	(13)	(78)

Total Liabilities	(35,295)	(27,181)

Net Assets (Liabilities) in Reais	(5,917)	(3,724)

( - ) FINAME Loans - dollar indexed reais	(148)	(179)
( - ) BNDES Loans - dollar indexed reais	(25,849)	(25,368)

Net Assets (Liabilities) in Reais	(31,914)	(29,271)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 16, 2010
PETRÓLEO BRASILEIRO S.A--PETROBRAS

By:	/S/ Almir Guilherme Barbassa
Almir Guilherme Barbassa Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Exchange Act of 1934, as amended (Exchange Act) that are not based on historical facts and are not assurances of future results.  These forward-looking statements are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results o f operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.
All forward-looking statements are expressly qualified in their entirety by this cautionary statement, and you should not place reliance on any forward-looking statement contained in this press release. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.